EXHIBIT 99.1

NEVORO INC.
(AN EXPLORATION STAGE COMPANY)
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2008
(EXPRESSED IN U.S. DOLLARS)

NEVORO INC. (AN EXPLORATION STAGE COMPANY)
UNAUDITED INTERIM CONSOLIDATED BALANCE SHEET
(EXPRESSED IN US$)

	September 30,	December 31,
	2008	2007

ASSETS
CURRENT
Cash and cash equivalents (Note 3)	$8,372,894	$5,688,376
Amounts receivable, prepaids and other (Note 10 )	356,666	132,533
	8,729,560	5,820,909
MINERAL INTERESTS (Note 4, Note 5 and Note 7 )	49,472,800	12,129,939
EQUIPMENT (Note 6)	103,839	73,805
	$58,306,199	$18,024,653

LIABILITIES
CURRENT
Accounts payable and accrued liabilities (Note 10)	$780,943	$369,107
FUTURE INCOME TAX LIABILITY (Note 9)	8,691,500	3,321,800
	9,472,443	3,690,907

SHAREHOLDERS’ EQUITY
CAPITAL STOCK (Note 8(b))	47,953,678	15,148,029
WARRANTS (Note 8(c))	3,747,460	282,385
STOCK OPTIONS (Note 8(d))	4,951,556	3,331,396
	56,652,694	18,761,810
ACCUMULATED OTHER COMPREHENSIVE INCOME	18,985	18,985
DEFICIT	(7,837,923)	(4,447,049)
	(7,818,938)	(4,428,064)
	48,833,756	14,333,746
	$58,306,199	$18,024,653

NATURE OF OPERATIONS (Note 1)
COMMITMENTS AND CONTINGENCIES (Note 7 and Note 12)
APPROVED ON BEHALF OF THE BOARD:
Signed, “William Schara”
Director
Signed, “Philip Martin”
Director

See accompanying notes to the unaudited interim consolidated financial statements

NEVORO INC. (AN EXPLORATION STAGE COMPANY)
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND
DEFICIT
(EXPRESSED IN US$)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007
EXPENSES
Salaries and benefits	$288,568	$115,979	$709,691	$141,415
Stock-based compensation (Note 8(d))	394,033	2,901,354	576,358	2,901,354
Travel	90,248	30,313	348,853	77,357
Management, consulting and
directors fees (Note 10(c))	70,317	71,642	168,049	170,366
Office and general	47,889	25,314	167,387	70,109
Occupancy costs	40,807	23,121	104,827	29,633
Investor relations	38,261	19,463	155,519	29,152
Insurance	12,381	9,832	32,536	19,524
Filing, listing and transfer agent fees	37,462	47,755	130,851	77,815
Amortization	1,373	4,011	13,194	7,853
Legal, audit and other professional
fees (Note 10(d))	23,815	16,721	63,386	45,064
Foreign exchange loss (gain)	173,139	(16,562)	183,557	(39,106)

Loss before the undernoted	1,218,293	3,248,943	2,654,208	3,530,536
Interest income	(43,119)	(68,486)	(88,473)	(105,816)
General exploration and write-down
of mineral interests	61,161	36,273	1,463,039	202,404

Loss before income taxes	1,236,335	3,216,730	4,028,774	3,627,124
Income tax (recovery) (Note 9)	(141,500)	72,393	(637,900)	(155,603)

NET LOSS AND COMPREHENSIVE LOSS
FOR THE PERIOD	$1,094,835	$3,289,123	$3,390,874	$3,471,521

DEFICIT, BEGINNING OF PERIOD	$6,743,088	$775,259	$4,447,049	$592,861
NET LOSS FOR THE PERIOD	1,094,835	3,289,123	3,390,874	3,471,521

DEFICIT, END OF PERIOD	$7,837,923	$4,064,382	$7,837,923	$4,064,382

NET LOSS PER SHARE
basic and diluted	$0.01	$0.04	$0.03	$0.08
WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING	139,809,206	74,586,585	99,549,286	43,441,493

See accompanying notes to the unaudited interim consolidated financial statements

NEVORO INC. (AN EXPLORATION STAGE COMPANY)
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(EXPRESSED IN US$)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007

CASH FLOWS USED OPERATING ACTIVITIES
Net (loss) for the period	$(1,094,835)	$(3,289,123)	$(3,390,874)	$(3,471,521)
Add:
Amortization	1,373	4,011	13,194	7,853
Future income tax (recovery)	(141,500)	72,393	(637,900)	(155,603)
Stock-based compensation	394,033	2,901,354	576,358	2,901,354
Stock-based compensation in
general exploration	32,677	-	36,472	-
Write-down of mineral interests	-	-	1,355,153	-
Changes in non-cash working capital items:
Amounts receivable, prepaids and other	(91,818)	(20,024)	(166,656)	(110,151)
Accounts payable and accrued liabilities	(1,840,854)	63,254	(824,865)	17,106

	(2,740,924)	(268,135)	(3,039,118)	(810,962)

CASH FLOWS USED IN INVESTING ACTIVITIES
Mineral interests	(477,185)	(559,395)	(2,723,671)	(1,114,964)
Equipment	(16,113)	(12,238)	(31,184)	(61,729)
Cash acquired on business
combination (Note 4 and Note 5)	215,896	-	223,698	44,443
Purchase of short-term investments	-	649,636	-	-

	(277,402)	78,003	(2,531,157)	(1,132,250)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of shares, net of costs	1,900,348	472,970	8,254,793	8,668,932
Advances from shareholder	-	-	-	(17,162)

	1,900,348	472,970	8,254,793	8,651,770

(DECREASE) INCREASE IN CASH AND
CASH EQUIVALENTS	(1,117,978)	282,838	2,684,518	6,708,558
CASH AND CASH EQUIVALENTS,
BEGINNING OF PERIOD	9,490,872	6,425,720	5,688,376	-

CASH AND CASH EQUIVALENTS,
END OF PERIOD (Note 3)	$8,372,894	$6,708,558	$8,372,894	$6,708,558

SUPPLEMENTAL INFORMATION
Interest paid	$-	$-	$-	$-
Income taxes paid	-	-	-	-
Common shares issued for business
combination (Note 4 and Note 5)	14,669,618	-	26,458,689	6,100,000
Change in accrued share issue and
transaction costs	(674,067)	-	-	100,000
Change in accrued exploration
expenditures	271,996	20,329	209,762	81,061
Warrants issued for services rendered	30,018	-	213,211	364,830
Stock based compensation charged
to mineral interests (Note 8(d))	154,295	-	257,750	-
Options issued for services (Note 8(d))	61,580	-	61,580	-
Common shares issued for mineral interests
(Note 7(h)(iii))	7,650	-	7,650	-
Warrants issued for business combination
(Note 5)	1,056,000	-	1,056,000	-
Options issued for business combination
(Note 5)	688,000	-	688,000	-

See accompanying notes to the unaudited interim consolidated financial statements

NEVORO INC. (AN EXPLORATION STAGE COMPANY)
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(EXPRESSED IN US$)

1.	NATURE OF OPERATIONS

Nevoro Inc. (the “Company” or “Nevoro”) incorporated under the laws of the Province of Ontario, was inactive since 1991 and was searching for new business opportunities. During the year ended December 31, 2007, the Company entered into an agreement with the shareholders of Goodsprings Development Corporation (“Goodsprings”) to acquire 100% of the issued and outstanding shares of Goodsprings, a private mineral exploration corporation incorporated in the State of Nevada, USA. Goodsprings has an interest in a portfolio of precious metal exploration projects located in Nevada, USA. During the period ended September 30, 2008, the Company entered into an arrangement agreement with Aurora Platinum Exploration Inc. (formerly Aurora Metals (BVI) Ltd.) (“Aurora”) to acquire 100% of the issued and outstanding shares of Aurora, a public mineral exploration company with a project located in the Stillwater Complex in the State of Montana (see Note 4) and with Sheffield Resources Ltd. (“Sheffield”) to acquire 100% of the issued and outstanding shares of Sheffield, also a public mineral exploration company with one project located in the State of California and one project located in the Province of British Columbia (see Note 5). The Company is a development stage entity as defined by the Canadian Institute of Chartered Accountants (the “CICA”) Accounting Guideline 11 and currently has interests in resource properties in the United States of America and Canada.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration properties and the Company’s continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write-downs of the carrying values.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non compliance with regulatory requirements.

Management of the Company believes that it has sufficient funds to pay its ongoing administrative expenses and to meet its liabilities for the ensuing year as they fall due, to fund cash payments as discussed in Note 7 and Note 12, and to fund current planned exploration programs.

The accompanying unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). They do not include all the information and disclosures required by Canadian GAAP for annual financial statements. The preparation of these interim consolidated financial statements is based on accounting principles and practices consistent with those used in the consolidated annual financial statements, except as disclosed in Note 2. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these unaudited interim financial statements. Operating results for the nine month period ended September 30, 2008 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2008. For further information, see the audited consolidated financial statements including the notes thereto for the year ended December 31, 2007.

NEVORO INC. (AN EXPLORATION STAGE COMPANY)
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(EXPRESSED IN US$)

2.	RECENT ACCOUNTING PRONOUNCEMENTS

New Accounting Policies

(a)	Capital Disclosures and Financial Instruments - Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These new standards are effective for interim and annual financial statements for the Company’s reporting period beginning on January 1, 2008.

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments - Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

The Company has included disclosures recommended by these new Handbook sections in Note 13 to these unaudited interim consolidated financial statements.

(b)	General standards of financial statement presentation

In June 2007, the CICA issued a new accounting standard: Handbook Section 1400, General standards for financial statement presentation. These standards became effective for interim and annual financial statements for the Company’s reporting periods beginning on January 1, 2008.

Future Accounting Policies

(c)	International financial reporting standards (“IFRS”)

In January 2006, the CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards (“IFRS”) by the end of 2011. The Company continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

(d)	General standards of financial statement presentation

The CICA has amended Section 1400, General Standards of Financial Statement Presentation, which is effective for interim periods beginning on or after October 1, 2008, to include requirements to assess and disclose the Company’s ability to continue as a going concertn. The Company is currently assessing the impact of this new accounting standard on its consolidated financial statements.

3.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of:

	September 30,	December 31,
	2008	2007

Cash	$1,427,370	$147,757
US$ Discount Notes with average interest rate of 2.25%
(December 31, 2007 - 2.80%)	3,434,625	5,495,835
CDN$ Discount Note with average interest rate of 3.11%	3,484,332	-
Money market fund	26,567	44,784
	$8,372,894	$5,688,376

NEVORO INC. (AN EXPLORATION STAGE COMPANY)
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(EXPRESSED IN US$)

4.	ACQUISITION OF AURORA

On June 10, 2008, Nevoro, Nevoro Platinum Inc. (“Subco”) and Aurora completed a business combination whereby Subco and Aurora merged and continued as one corporation with the same effect as if they were amalgamated, through a court approved statutory plan of arrangement under Section 288 of the Business Corporations Act (British Columbia). Each common share of Aurora was cancelled and the shareholders thereof received, for each such common share of Aurora, one common share of Nevoro.

Aurora is an exploration company with exploration properties located in the Stillwater Complex in the State of Montana (see Note 7(g)).

The acquisition is accounted for using the purchase method of accounting, with Nevoro being identified as the acquirer and Aurora as the acquiree. In accordance with the purchase method of accounting, the purchase consideration of $11,789,071 and the estimated transaction costs of $920,813 are allocated to the underlying assets acquired and liabilities assumed, based on their fair values at the date of acquisition. Total consideration of $12,709,884 exceeded the carrying value of the net assets acquired by $12,024,853 which was applied to increase the carrying value of the mineral interests. Aurora was formed in the British Virgin Islands which does not require the payment of income taxes. Aurora was continued into British Columbia on May 5, 2008. Upon immigration into Canada, Aurora was deemed to have disposed of, at fair market value, each property owned by it and was deemed to have reacquired such property at the same amount at the time immediately after immigration to Canada. Accordingly, at the time of immigration, the fair value of the Aurora assets was equal to the tax value of the assets.

The allocation of the purchase cost to assets and liabilities acquired is as follows:

Purchase Price Allocation
Cash	$7,802
Mineral interests	13,315,218
Accounts payable and accrued liabilities	(613,136)
$12,709,884
Consideration
19,981,476 Nevoro common shares	$11,789,071
Transaction costs	920,813
$12,709,884

The unaudited interim consolidated financial statements assume the value of the shares issued to effect the combination is based on their market price over a reasonable period before and after the date the terms of the business combination were agreed to and announced. The 19,981,476 Nevoro common shares issued were valued at $0.59 (CDN$0.59) for a total purchase consideration of $11,789,071.

NEVORO INC. (AN EXPLORATION STAGE COMPANY)
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(EXPRESSED IN US$)

5.	ACQUISITION OF SHEFFIELD

On July 29, 2008, Nevoro acquired all of the issued and outstanding securities of Sheffield, pursuant to an Arrangement Agreement (the “Agreement”) entered into on June 9, 2008.

Nevoro and Sheffield completed the Arrangement by way of a court approved plan of arrangement pursuant to S.288 of the Business Corporations Act (British Columbia) whereby each issued and outstanding Sheffield common share was cancelled and the holder thereof received 0.80 of one Nevoro common share. Sheffield had 35,422,497 common shares issued and outstanding. Holders of Sheffield’s common share purchase warrants (“Sheffield Warrants”), shall receive upon the subsequent exercise of each Sheffield Warrant, 0.80 of one Nevoro common share. Holders of outstanding Sheffield stock options (“Sheffield Options”), shall receive such number of Nevoro options to acquire one Nevoro common share, equal to the product of: (i) the number of Sheffield Options held immediately before the closing of the Arrangement, and (ii) 0.80. The exercise price of the resulting Nevoro option shall be an amount equal to the quotient of (A) the exercise price of the Sheffield Options immediately before closing, divided by (B) 0.80. Any fractional Nevoro common share or replacement option issuable to any Sheffield security holder upon or as a result of the Arrangement shall be rounded down to the nearest whole number, and no cash or other payment in lieu of such fractional shares or options shall be paid or payable to any person pursuant to the Arrangement.

Pursuant to an agreement entered into earlier by Sheffield, upon a change of control, Sheffield was required to issue 2,000,000 Sheffield shares to Variety Investments Ltd. (“Variety”) (see Note 7(h)(i)). In light of the acquisition of Sheffield by Nevoro, Nevoro issued 1,600,000 Nevoro common shares to Variety to satisfy Sheffield’s obligation under the agreement.

The acquisition is accounted for using the purchase method of accounting, with Nevoro being identified as the acquirer and Sheffield as the acquiree. In accordance with the purchase method of accounting, the purchase consideration comprised of 28,337,997 common shares valued at $13,885,618, estimated cash transaction costs of $297,225 and 300,000 stock options granted as a finder’s fee valued at $61,580 for total transaction costs of $358,805, 1,600,000 common shares valued at $784,000 and the Black-Scholes values of the warrants and vested stock options of $1,744,000 are allocated to the underlying assets acquired and liabilities assumed, based on their fair values at the date of acquisition. Total consideration of $16,772,423 exceeded the carrying value of the net assets acquired by $13,699,930 which was applied to increase the carrying value of the mineral properties.

The Nevoro common shares issued were valued based on their market price over a reasonable period before and after the date the terms of the business combination were agreed to and announced.

The excess amount will not increase the carrying value of the underlying assets for tax purposes resulting in a temporary difference between accounting and tax values. The resulting estimated future income tax liability associated with the temporary difference of $13,699,930 was applied to increase the carrying value of the mineral properties by $6,007,600, using the combined Canadian and US tax rates of approximately 27% and 35% respectively.

The allocation of the purchase cost to assets and liabilities acquired is as follows:

Purchase Price Allocation
Cash	$215,896
Amounts receivable and prepaid expenses	57,477
Equipment	12,044
Mineral properties	22,908,409
Accounts payable and accrued liabilities	(413,803)
Future income tax liability	(6,007,600)
$16,772,423
Consideration
28,337,997 Nevoro common shares	$13,885,618
1,600,000 Nevoro common shares issued to Variety	784,000
9,778,902 Nevoro warrants
(12,223,628 Sheffield warrants)	1,056,000
2,833,799 Nevoro stock options	688,000
Cash and stock option transaction costs	358,805
$16,772,423

NEVORO INC. (AN EXPLORATION STAGE COMPANY)
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(EXPRESSED IN US$)

6.	EQUIPMENT

			Net Book	Net Book
		Accumulated	Value	Value
	Cost	Amortization	September 30,	December 31,
			2008	2007
Vehicles	$3,933	$(1,770)	$2,163	$-
Machinery and equipment	10,950	(151)	10,799	578
Furniture and fixtures	59,663	(11,827)	47,836	29,382
Computer equipment	59,048	(17,790)	41,258	40,783
Software	6,668	(4,885)	1,783	3,062

	$140,262	$(36,423)	$103,839	$73,805

NEVORO INC. (AN EXPLORATION STAGE COMPANY)
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(EXPRESSED IN US$)

7.	MINERAL INTERESTS

For the period ended September 30, 2008, the Company incurred acquisition costs and exploration expenditures on its mineral properties as follows:

	St. Elmo Project	Silver King Project	Cross Project	Eagleville Project
Balance, December 31, 2007	$6,311,220	$1,578,087	$1,042,804	$995,789
Acquisition and holding costs	100,298	76,297	-	22,881
Consulting	10,800	1,442	8,852	10,866
Geological	9,768	8,640	11,198	9,416
Drilling	-	111,964	81,597	-
Legal	6,433	-	-	-
Exploration support	5,299	2,234	277	12,042
Travel	123	1,799	4,910	3,823
Field supplies	-	-	-	214
Salaries and benefits	14,662	33,639	24,187	51,390
Reclamation	-	255	-	-
Permitting	4,635	115	-	-
Exploration costs	51,720	160,088	131,021	87,751
Exploration and acquisition costs	152,018	236,385	131,021	110,632
Write-down	-	-	(1,173,825)	-
	152,018	236,385	(1,042,804)	110,632
Balance, September 30, 2008	$6,463,238	$1,814,472	$-	$1,106,421

(Table continued on next page)

NEVORO INC. (AN EXPLORATION STAGE COMPANY)
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(EXPRESSED IN US$)

7.	MINERAL INTERESTS (Continued)
(Table continued from previous page)

	Dome Hill Project	Jenny Hill Project	Boulderfield Project	Monarch Project
Balance, December 31, 2007	$992,616	$81,943	$41,269	$79,471
Acquisition costs	30,614	39,370	-	34,602
Consulting	5,439	-	-	1,883
Geological	-	-	-	2,225
Drilling	-	-	104,717	107,454
Exploration support	403	-	-	2,135
Travel	2,008	-	-	829
Field supplies	-	-	-	669
Salaries and benefits	15,059	-	27,264	26,968
Geophysical	2,800	-	-	-
Permitting	66,447	-	5,159	7,023
Exploration costs	92,156	-	137,140	149,186
Exploration and acquisition costs	122,770	39,370	137,140	183,788
Write-down	-	-	(178,409)	-
	122,770	39,370	(41,269)	183,788
Balance, September 30, 2008	$1,115,386	$121,313	$-	$263,259

(Table continued on next page)

NEVORO INC. (AN EXPLORATION STAGE COMPANY)
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(EXPRESSED IN US$)

7.	MINERAL INTERESTS (Continued)
(Table continued from previous page)

	Long Canyon Project	Stillwater Project	Moonlight Project	Other Projects
Balance, December 31, 2007	$59,124	$139,534	$7,529	$800,553
Acquisition costs	8,036	13,207,199	20,353,781	14,307
Consulting	4,858	210,057	100,015	-
Geological	-	-	4,293	-
Drilling	-	100,000	109,244	-
Legal	-	55,665	-	-
Exploration support	106	92,483	19,149	21,608
Travel	823	17,906	12,615	-
Field supplies	-	14,614	4,003	-
Salaries and benefits	2,328	83,667	65,319	3,607
Reclamation	10,100	-	-	-
Recoveries	-	-	-	(35,000)
Exploration costs	18,215	574,392	314,638	(9,785)
Exploration and acquisition costs	26,251	13,781,591	20,668,419	4,522
Write-down	-	-	-	(2,919)
	26,251	13,781,591	20,668,419	1,603
Balance, September 30, 2008	$85,375	$13,921,125	$20,675,948	$802,156

(Table continued on next page)

NEVORO INC. (AN EXPLORATION STAGE COMPANY)
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(EXPRESSED IN US$)

7.	MINERAL INTERESTS (Continued)
(Table continued from previous page)

	Golden Loon Project	Total Costs
Balance, December 31, 2007	$-	$12,129,939
Acquisition costs	3,073,338	36,960,723
Consulting	1,760	355,972
Geological	-	45,540
Drilling	-	614,976
Legal	-	62,098
Exploration support	5,401	161,137
Travel	1,340	46,176
Field supplies	-	19,500
Salaries and benefits	17,569	365,659
Geophysical	-	2,800
Reclamation	-	10,355
Permitting	4,699	88,078
Recoveries	-	(35,000)
Exploration costs	30,769	1,737,291
Exploration and acquisition costs	3,104,107	38,698,014
Write-down	-	(1,355,153)
	3,104,107	37,342,861
Balance, September 30, 2008	$3,104,107	$49,472,800

NEVORO INC. (AN EXPLORATION STAGE COMPANY)
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(EXPRESSED IN US$)

7.	MINERAL INTERESTS (Continued)

(a)	St. Elmo Project

The St. Elmo Project consists of the Happy Tracks Property and the Diamond Jim Property.

 On April 15, 2006, Goodsprings entered into a mining lease and option to purchase agreement with four arm’s length individuals (collectively, the “Owners”), whereby Goodsprings was granted a five- year lease with an option to purchase unpatented lode mining claims and water rights comprising the Happy Tracks Property, located in the State of Nevada, USA.

Goodsprings was granted the exclusive right to explore the Happy Tracks Property during the term of the lease for the following consideration:

- $25,000 due upon signing (paid)
- $30,000 due April 13, 2007 (paid)
- $35,000 due April 13, 2008 (paid)
- $40,000 due April 13, 2009
- $45,000 due April 13, 2010

Goodsprings has the option to purchase the entire interest in the Happy Tracks Property for the sum of $1,075,000. This option is exercisable at any time during the agreement. If, during the term of the Agreement, Goodsprings decides to purchase the Happy Tracks Property prior to the fifth anniversary of the signing of the Agreement, the purchase price may be reduced by $100,000 for each full year left in the agreement.

Goodsprings shall pay the Owners a production royalty equal to 2.5% of any and all net smelter returns from the production or sale of minerals from the Happy Tracks Property. A 2.5% net smelter returns royalty will be payable on all previously mined materials originating from the Happy Tracks Property, shipped or milled by Goodsprings. The 2.5% net smelter return (“NSR”) royalty would cease upon acquisition of the property by Goodsprings.

On December 1, 2006, Goodsprings entered into a mining lease and option to purchase agreement with an arm’s length individual (the “Owner”), whereby Goodsprings was granted a five-year lease with an option to purchase the Diamond Jim Project unpatented lode mining claims, located in the State of Nevada, USA.

Goodsprings was granted the exclusive right to explore the Diamond Jim Project during the term of the lease for the following consideration:

- $30,000 due upon signing (paid)
- $30,000 due on the first anniversary of the effective date and each subsequent anniversary of the effective date during the term of the agreement. ($30,000 paid)

Goodsprings has the option to purchase the entire interest in the Diamond Jim Project for the sum of $400,000.

The Company shall pay the Owner a production royalty equal to 3% of the net smelter returns from the production or sale of minerals from the property, of which the Company can purchase one third of the royalty (representing 1%) for $1,000,000.

On January 11, 2008, the Company entered into a Purchase Agreement with an arm’s length corporation, for certain claims located adjacent to the St. Elmo Project. The basic terms call for a $5,000 payment on signing (paid) and a net smelter return (“NSR”) royalty of 3.0% payable to Victory Exploration Inc., the original owner. Nevoro can purchase the St. Elmo NSR royalty from Victory Exploration Inc. in increments of 1% for $500,000 per 1%.

NEVORO INC. (AN EXPLORATION STAGE COMPANY)
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(EXPRESSED IN US$)

7.	MINERAL INTERESTS (Continued)

(b)	Silver King, Cross and Eagleville Projects

During the year ended December 31, 2006, Goodsprings entered into three separate mining lease and option to purchase agreements with lease terms of ten years expiring on various dates to August 31, 2016.

During the period ended September 30, 2008, the Company determined that the Cross Project was no longer viable and the project was written down. The Company officially terminated its lease with the owners of the Cross Project, and no further payments are required.

Pursuant to the remaining two agreements, the Company is responsible for the following rental payments:

- $12,000 during the year ended December 31, 2006 (paid)
- $44,000 during the year ended December 31, 2007 (paid)
- $43,000 during the year ended December 31, 2008 (paid)
- $44,000 during the year ended December 31, 2009
- $49,000 during the year ended December 31, 2010
- $74,000 during the years ended December 31, 2011 through 2016

On the first and all subsequent anniversaries of the exercise of the purchase option, the Company shall make minimum advance royalty payments of $50,000 until sustained commercial production begins. Minimum advance royalty payments will be creditable against the Company’s royalty payment obligations.

The Company can exercise the purchase option for any of the properties by making a payment of $300,000 per property, subject to a 3% net smelter return royalty and has the option to purchase one third of the royalties in each agreement for $1,000,000 each.

On the Eagleville project, the Company must fulfill the following work committments.

- $5,000 during the first lease year (fulfilled)
- $25,000 during the second lease year (fulfilled)
- $50,000 during the third lease year (fulfilled)
- $100,000 during the fourth and all subsequent lease years.

All work committments incurred in excess of the work expenditure requirement will be credited toward the work committment for the subsequent lease year. Any work committment not fulfilled will be subject to a payment of seventy-five percent of the difference between the actual expenditure and the minimum work expenditure.

(c)	Dome Hill

The Company is required to make the following rental payments on the Dome Hill Project:

- $10,000 during the year ended December 31, 2007 (paid)
- $10,000 during the year ended December 31, 2008 (paid)
- $15,000 during the year ended December 31, 2009
- $20,000 on the subsequent anniversaries of the effective date of the agreement, up to 2027.

The Company has the option to purchase the claims for $125,000 and the owner retains a 3% NSR royalty. Nevoro may purchase 1/3 of the royalty for $1,000,000.

Nevoro holds rights to additional claims in the Dome Hill project and has the option to purchase for $75,000.

NEVORO INC. (AN EXPLORATION STAGE COMPANY)
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(EXPRESSED IN US$)

7.	MINERAL INTERESTS (Continued)

(d)	Jenny Hill

During the year ended December 31, 2007, the Company entered into a mining lease and option to purchase agreement with an arm’s length party, with respect to the Jenny Hill Property, situated in Nevada’s Walker Lane structural belt. The basic lease terms call for a payment of $11,700 (paid) on signing with payments of $15,000 (paid), $25,000, $35,000 and $50,000 due on subsequent anniversaries. The Company is required to purchase the claims for $500,000 before mining activity begins. Up to $300,000 of previously made payments will be credited towards the $500,000 purchase price. A 3% NSR royalty to the original owner survives the purchase of the claims, and one third of this royalty can be purchased for $1,000,000.

(e)	Monarch and Boulderfield

Effective October 2, 2007, the Company entered into a Lease with Option to Purchase Agreement with arm’s length parties for the Monarch Project situated in Nevada’s Walker Lane structural belt.

The basic lease terms call for a $4,000 payment on signing, (paid), a $25,000 (paid) payment on the first anniversary and a $100,000 payment on the second anniversary. Minimum advance royalty payments of $30,000, $50,000 and $75,000 are due on subsequent anniversaries. A sliding scale NSR from 2.5% to 5% based on the price of copper, and a 3% NSR on other metals, is payable to the original owner and survives the purchase of the claims. Nevoro can purchase a 1% NSR royalty for $1,000,000. Nevoro is required to conduct a gravity survey on the property during the first year (conducted).

The Company has the option to purchase the project for $129,000 consisting of the minimum payments paid on execution of the agreement and on the first and second anniversaries of the effective date.

Effective October 2, 2007, the Company entered into a Lease with Option to Purchase Agreement with an arm’s length party for the Boulderfield Project also situated in Nevada’s Walker Lane structural belt. The basic lease terms call for $10,000 on signing (paid), a $50,000 payment on the first anniversary, and a $100,000 payment on the second anniversary. Minimum advance royalty payments of $40,000, $50,000 and $100,000 are due on subsequent anniversaries. A sliding scale NSR royalty, from 3% to 6% based on the price of gold, payable to the original owner survives the purchase of the claims. Nevoro can purchase a 1% NSR royalty for $1,000,000.

The Company has the option to purchase the project for $160,000 consisting of the minimum payments paid on execution of the agreement and on the first and second anniversaries of the effective date.

During the period ended September 30, 2008, the Company determined that the Boulderfield Project was not viable and the project was written down.

Subsequent to the period ended September 30, 2008, the Company officially terminated its lease with the owners of the Boulderfield Project and no further payments are required.

(f)	Long Canyon

On November 27, 2007 the Company announced that it had staked lode claims in the Long Canyon area of Central Idaho.

NEVORO INC. (AN EXPLORATION STAGE COMPANY)
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(EXPRESSED IN US$)

7.	MINERAL INTERESTS (continued)

(g)	Stillwater

The Company now holds the Stillwater Project which it acquired from Aurora as discussed in Note 4.

The Stillwater Projects consists of the Basal Zone Lease Agreement, executed January 1, 2004 and the Mountain View Lease Agreement signed February 1, 2004.

The basic lease terms of the Basal Zone Lease Agreement call for annual payments as follows:

Upon payment of nominal cash consideration (paid), the lease of mineral claims in the Basal Zone Lease Agreement is granted to the Company for 10 years (“Primary Term”).

-	$500 per month from the first anniversary of the date of execution. ($6,000 paid)
-	$1,000 per month from the second anniversary of the date of execution ($12,000 paid)
-	$1,500 per month from the third anniversary of the date of execution ($31,500 paid up to the period ended September 30, 2008 and $1,500 paid subsequent to the period ended September 30, 2008).
-	$2,000 per month from the sixth anniversary of the date of execution until the end of the Primary Term.

A 2% production royalty exists on the sales of ores and concentrates; 2% NSR (if sold to a mill, smelter or refinery) or 2% of net income (if not sold to a mill, smelter or refinery).

If there is a federal royalty imposed, then 50% of the federal royalty will be offset against the production royalty.

The basic terms of the Mountain View Lease Agreement are as follows:

Upon payment of nominal cash consideration (paid), the lease of mineral claims in the Mountain View Lease Agreement is granted to the Company for 10 years (“Primary Term”) expiring February 1, 2014.

If the Company wishes to extend the Primary Term of the lease, then the Company must pay $50,000.

Upon the commencement of construction of a mine, the Company must pay a $500,000 advance royalty, 50% of which will be credited against future production royalties.

A 2% production royalty exists on the sale of ore and concentrate. 2% NSR (if sold to a mill, smelter or refinery) or 2% of net income (if not sold to a mill, smelter or refinery).

Acquisition of Benbow Chromite Mine

The Company has signed an agreement to acquire, through its indirect wholly owned subsidiary Aurora Metals USA, Inc. the Benbow chromite mine which is adjacent to Nevoro’s Stillwater project in Montana.

The mine will be acquired under a Lease with Option to Purchase from Benbow Mine, Limited Liability Partnership, (the “Owner”). The Agreement is subject to title opinion, and the satisfactory completion of a due diligence investigation of the condition and title to the Property. The basic lease is for 25 years expiring July 14, 2033, unless the Agreement is sooner terminated, cancelled or extended. The terms of the Agreement call for a signing bonus of $50,000, subject to the approvals noted above, with payments of $50,000 on the first through fifth anniversaries, $75,000 on the sixth through tenth anniversaries, $100,000 on the eleventh and each subsequent anniversary of the effective date (the “Minimum Payments”). A 5% production royalty (the “Royalty”) shall be paid to the Owner, based on Net Proceeds from the production and sale of Minerals from the Property. The Minimum Payments shall constitute advance payments of the Royalty on the Property and shall be credited in Nevoro’s favor against Royalty payment obligations. Nevoro has the option to purchase the Property for $5,000,000.

NEVORO INC. (AN EXPLORATION STAGE COMPANY)
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(EXPRESSED IN US$)

7.	MINERAL INTERESTS (continued)

(g)	Stillwater (continued)

If the option to purchase is exercised after the fifth anniversary, but before the tenth anniversary, the purchase price will be $10,000,000, or alternatively, Nevoro has the option to purchase an undivided fifty percent interest in the Property for $5,000,000, subject to its right to purchase additional portions of ownership of and title to the Property in increments representing 5% of the entire undivided ownership for $500,000 for each such increment.

(h)	Moonlight and Golden Loon

The Company now holds the Golden Loon Project and the Moonlight Copper Project as a result of the acquisition of Sheffield (see Note 5).

Moonlight Copper Project

The Moonlight Copper Project is comprised of the Diane Claims, Teagan Claims and California- Engels Claims:

(i) Diane Claims

On March 23, 2005, the Company’s wholly-owned subsidiary, Sheffield, entered into an assignment agreement to acquire an option to purchase an undivided 100% interest in the Diane 1 to Diane 8 mineral claims in Plumas County, California, U.S.A., subject to a purchasable 2% net smelter returns royalty (“NSR”). The Company is obligated to two assignors and the vendor as follows: In aggregate; a) pay $5,000 (paid); b) pay $45,000 in three equal tranches, the first tranche on signing of the agreement (paid), the second tranche payable on receipt of regulatory approval (paid) and the third tranche payable 60 days following regulatory approval (paid); c) issue 650,000 common shares on receipt of regulatory approval (issued); d) issue 100,000 common shares by June 1, 2005 (issued); e) issue 200,000 common shares by June 1, 2006 (issued); f) issue 1,000,000 common shares 30 days after commencement of a pre-feasibility or feasibility study; g) issue 1,000,000 common shares 30 days after commencement of construction of a plant being installed for purposes of commercial mineral production; h) annual payment of $20,000 by June 1 of each year, beginning in 2005 ($20,000 paid for 2005, $20,000 paid for 2006, $20,000 paid for 2007 and $20,000 paid for 2008); and i) payment of the annual lease fees for each claim.

The Agreement may be terminated by Sheffield at any time by giving written notice provided that the Company has to make payment of the related taxes to maintain the claims in good standing for 12 months from the date of termination.

Pursuant to the terms of the March 23, 2005 assignment agreement, the issuance of the 2,000,000 shares due under f) and g) above will be accelerated in the event of a change of control of Sheffield and these shares will become immediately due and issuable. Upon acquiring Sheffield, these 2,000,000 common shares were issued and became subject to the share exchange as described in Note 5.

(ii) Teagan Claims

At September 30, 2008, Sheffield held a 100% interest in certain claims, located in Plumas County, California, U.S.A.

(iii) California-Engels Claims

In April 2006, Sheffield entered into an exploration permit with option to lease and purchase with a California company, enabling the Company to explore and purchase patented and fee lands that are located near the Company’s Moonlight Project, subject to a 2% NSR capped at $25,000,000. Under the terms of the agreement, the Company is required to pay $20,000 for the exploration permit (paid). On initiation of the mining lease, the Company must pay $1,000 (paid) and issue 50,000 common shares (issued) upon regulatory consent to the agreement, make annual payments of $20,000, and must issue an additional 200,000 common shares over two years ($20,000 and 100,000 shares have been paid and issued for the 2007 payment and $20,000, 80,000 Nevoro shares (100,000 pre-acquisition Sheffield shares) and an additional cash payment of $3,600 to make up for the 20,000 pre-acquisition shares have been issued for the 2008 payment).

NEVORO INC. (AN EXPLORATION STAGE COMPANY)
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(EXPRESSED IN US$)

7.	MINERAL INTERESTS (continued)

(h)	Moonlight and Golden Loon (continued)

Moonlight Copper Project (continued)

The Company is also required to issue 200,000 common shares upon completion of a bankable feasibility study and upon construction of a mill. The Company may purchase the property at any time for $10,000,000 or by issuing 1,000,000 common shares and paying an annual $60,000 advance royalty.

Golden Loon Nickel Cobalt Property

On February 28, 2007, Sheffield entered into an option agreement (“Option”) to acquire a 100% interest in the Golden Loon nickel/cobalt property from Tilava Mining Corporation (“Tilava”), a private company based in Clinton, British Columbia. The Golden Loon property is located approximately 7 km to the west of the community of Little Fort, British Columbia (approximately 80 km north of Kamloops, British Columbia). Tilava owns a 100% interest in the Golden Loon property subject to a 3% NSR held by a third party. The NSR is purchasable for CDN$1,500,000. The Company has the right to acquire 100% of Tilava’s interest and the right to purchase the NSR. An initial payment of CDN$5,000 was made to Tilava on signing of the Option and a further CDN$20,000 (paid) and 150,000 shares (issued) upon acceptance of the agreement by the TSX Venture Exchange. The agreement contemplates three stages of exploration with future payments and annual work commitments to earn a 75% interest as shown in the table below.

	Payment to Continue Option (CDN$)		Work
Stage	Cash	Shares	Committment	Completion
Stage 1	$-	-	$250,000	Completed
Stage 2	25,000	250,000	300,000	Partly completed
Stage 3	50,000	300,000	500,000
	$75,000	550,000	$1,050,000

The Company issued 250,000 common shares and paid CDN$25,000 for its Stage 2 payment in the first quarter of 2008.

Upon the completion of Stage 2, the Company may choose to exercise its Option and acquire a 100% interest in the property subject to the 3% NSR by paying to Tilava CDN$100,000 and issuing shares equal to CDN$400,000 based on the mean closing price for the preceding 20 trading days. In the event the Company chooses not to exercise the Option at the end of Stage 2 it may maintain its Option by completing the Stage 3 payments and work commitments at which point the Company will have earned a 75% interest in the claims. Within 60 days after completion of Stage 3, the Company will have to either establish a 75/25 joint venture with Tilava or exercise their Option to acquire 100% of Tilava’s interest by paying to Tilava CDN$100,000 and issuing shares equal to CDN$400,000 based on the mean closing price for the preceding 20 trading days. The Company will have the right to purchase the 3% NSR for CDN$1,500,000 once it holds a 75% or greater interest in the Golden Loon claims.

(i)	Other Projects

The Company has the following additional projects in Nevada, all of which are wholly owned or optioned:

Warm Springs, Stealth, Cedar and Germany Canyon.

Warm Springs and Stealth

The Company has leased out the Warm Springs and Stealth Projects to arm’s length third parties and received cash payments and royalties of $35,000 during the period ended September 30, 2008, ($30,000 for the year ended December 31, 2007).

NEVORO INC. (AN EXPLORATION STAGE COMPANY)
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(EXPRESSED IN US$)

8.	CAPITAL STOCK

(a)	Authorized

Unlimited number of common shares with no par value

(b)	Issued

151,854,272 common shares

	Number of Shares	Amount
Balance, December 31, 2007	75,148,585	$15,148,029
Exercise of warrants - cash	15,000	3,750
Exercise of warrants - Black-Scholes Value	-	2,205
Business combination (Note 4)	19,981,476	11,789,071
Private placement (i)	20,015,500	6,846,402
Business combination (Note 5)	29,937,997	14,669,618
Private placement (ii)	6,675,714	2,188,132
Issued for property (Note 7(h)(iii))	80,000	7,650
Black-Scholes value - warrants	-	(1,236,286)
Share issue costs - cash	-	(783,491)
Share issue costs - warrants	-	(213,211)
Extension of warrants (Note 8(c))	-	(468,191)
Balance, September 30, 2008	151,854,272	$47,953,678

(i)
On June 12, 2008, the Company completed the first tranche of a private placement financing of 20,015,500 units priced at $0.34 (CDN$0.35) per unit for total gross proceeds of $6,846,402 (CDN$7,005,425). Upon issuance, each unit was immediately separated into one common share of the Company and one half of one common share purchase warrant, with each whole warrant enabling the holder to acquire one common share of the Company at an exercise price of CDN$0.50 (US$0.49) until June 12, 2010. The proceeds of these private placements will be used to explore and develop gold and precious metal exploration properties in Nevada, Montana, Idaho, and California (Note 7) and for working capital.

Thomas Weisel Partners Canada Inc. (as lead agent) and MGI Securities Inc. acted as agents for the Offering (collectively the “Agents”) and received 1,283,892 broker warrants.
The Agents also received a cash commission of $439,162 (CDN$449,362) and fees of $88,585 (CDN$90,643) recorded as a cost of issue.

The fair value of the 10,007,750 warrants, and the 1,283,892 broker warrants granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: expected dividend yield of 0%; expected volatility of 77%; risk-free interest rate of 2.64%; and an expected life of 2 years. The warrants were assigned a fair value of $914,619 (CDN$935,838). The broker warrants were assigned a fair value of $183,193 (CDN$187,448) and are recorded as a cost of issue.

(ii)	On August 8, 2008, the Company raised funds through the issuance of 6,675,714 private placement units at a price of CDN$0.35 for gross proceeds of $2,188,132 (CDN$2,336,500).
The agents for the financing were paid a commission of $138,240 (CDN$147,613) and fees of $15,901 (CDN$16,979), for total net proceeds to the Company of $2,033,991 (CDN$2,171,908).

Thomas Weisel Partners Canada Inc. (as lead agent) and MGI Securities acted as agents for the offering and received 421,750 broker warrants with the same terms as the private placement warrants.

NEVORO INC. (AN EXPLORATION STAGE COMPANY)
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(EXPRESSED IN US$)

8.	CAPITAL STOCK (continued)

(b)	Issued (continued)

Each unit consists of one common share and one half of one common share purchase warrant, each warrant enables the holder to acquire one common share of the Company at an exercise price of $0.47 (CDN$0.50) until June 12, 2010.

The fair value of the 3,337,857 warrants, and the 421,750 broker warrants granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: expected dividend yield of 0%; expected volatility of 100%; risk-free interest rate of 3.29%; and an expected life of 2 years. The warrants were assigned a fair value of $321,667 (CDN$343,476). The broker warrants were assigned a fair value of $30,018 (CDN$32,053) and are recorded as a cost of issue.

(c)	Warrants

In September 2008, the Company extended the expiry of all outstanding warrants by one year from their respective dates of expiry. The value of these extensions was estimated at $961,783 using the Black-Scholes option pricing model under the following assumptions: expected dividend yield of 0%, expected volatility of 140%, risk free interest rate of 2.95%, and an expected life of 1 year. $468,191 of the value resulted in a decrease to capital stock and $493,592 as an increase to mineral properties.

	Value	Number of Warrants	Weighted Average Exercise Price
Balance, December 31, 2007	$282,385	2,104,262	$0.25
Exercised	(2,205)	(15,000)	0.25
Issued (Note 8(b)(i))	1,097,812	11,291,642	0.49
Issued (Note 8(b)(ii))	351,685	3,759,607	0.47
Warrants acquired on business combination (Note 5)	1,056,000	9,778,902	0.38
Increase in Nevoro warrant value due to extension of warrants	468,191	-	-
Increase in Sheffield warrant value due to extension of warrants	493,592	-	-
Balance, September 30, 2008	$3,747,460	26,919,413	$0.43

As at September 30, 2008, the following warrants were issued and outstanding:

Expiry Date	Value	Number of Warrants	Exercise Price
Warrants Issued
October 7, 2009	$174,203	904,500	$0.25
December 29, 2009	7,999	45,762	$0.25
February 5, 2010	221,724	1,124,000	$0.25
March 7, 2010	2,912	15,000	$0.25
June 12, 2011	1,343,751	11,291,642	$0.50	CDN$
June 12, 2011	447,278	3,759,607	$0.50	CDN$
October 6, 2009 (*)	350,899	884,571	$0.45	CDN$
November 10, 2009 (*)	98,859	660,571	$0.35,$0.45	CDN$
December 5, 2009 (*)	417,342	3,161,760	$0.35,$0.45	CDN$
January 10, 2010 (*)	94,819	816,000	$0.35	CDN$
February 23, 2010 (*)	121,470	907,200	$0.45	CDN$
October 12, 2011 (*)	466,204	3,348,800	$0.45	CDN$
	$3,747,460	26,919,413

NEVORO INC. (AN EXPLORATION STAGE COMPANY)
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(EXPRESSED IN US$)

8.	CAPITAL STOCK (continued)

(c)	Warrants (continued)

(*)
As part of the business combination agreement with Sheffield (Note 5), the Company agreed to honour all Sheffield warrants by issuing 0.80 of one Nevoro share in exchange for each Sheffield warrant issued and outstanding.

(d)	Stock Options

On March 5, 2008, the Company granted stock options to acquire 675,000 common shares at CDN$0.60 per share on or before March 5, 2013, to consultants and employees of the Company. The options vested immediately.

The fair value of each option granted was estimated at the date of grant using the Black-Scholes option model with the following assumptions: expected dividend yield of 0%; expected volatility of 100%; risk-free interest rate of 3.90%; and an expected life of 5 years. The options were assigned a fair value of $289,575 of which $107,250 has been allocated to mineral interests and general exploration on a pro-rata basis.

On August 8, 2008, the Company granted 300,000 stock options to a director at an exercise price of CDN$0.31 as a finder’s fee for the Sheffield acquisition.

The fair value of each option granted was estimated at the date of grant using the Black-Scholes option model with the following assumptions: expected dividend yield of 0%; expected volatility of 98%; risk-free interest rate of 3.46%; and an expected life of 5 years. The options were assigned a fair value of $61,580 of which has been allocated as a cost of the Sheffield transaction (Note 5).

On August 15, 2008, the Company granted stock options to acquire 3,760,000 common shares at CDN$0.22 per share on or before August 15, 2013, to directors, officers, consultants and employees of the Company. The options vested immediately.

The fair value of each option granted was estimated at the date of grant using the Black-Scholes option model with the following assumptions: expected dividend yield of 0%; expected volatility of 98%; risk-free interest rate of 3.46%; and an expected life of 5 years. The options were assigned a fair value of $581,005 of which $186,972 has been allocated to mineral interests and general exploration on a pro-rata basis.

	Value	Number of Stock Options	Weighted Average Exercise Price (CDN$)
Balance, December 31, 2007	$3,331,396	9,665,000	$0.45
Granted	289,575	675,000	0.60
Granted	581,005	3,760,000	0.31
Granted	61,580	300,000	0.22
Options granted on business combination (Note 5)	688,000	2,833,799	0.31
Balance, September 30, 2008	$4,951,556	17,233,799	$0.40

NEVORO INC. (AN EXPLORATION STAGE COMPANY)
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(EXPRESSED IN US$)

8.	CAPITAL STOCK (continued)

(d)	Stock Options (continued)

 As at September 30, 2008, the following options were issued and outstanding:

Expiry Date	Value	Stock Options Granted	Stock Options Exercisable	Exercise Price (CDN$)
September 24, 2012	$3,194,281	9,300,000	9,300,000	$0.45
October 31, 2012	22,815	65,000	65,000	0.46
November 6, 2012	114,300	300,000	300,000	0.50
March 5, 2013	289,575	675,000	675,000	0.60
August 7, 2013	61,580	300,000	300,000	0.31
August 15, 2013	581,005	3,760,000	3,760,000	0.22
Feburary 28, 2010	231,924	1,192,000	1,192,000	0.25
December 12, 2010	122,733	332,000	332,000	0.46
February 23, 2011	31,909	80,000	80,000	0.49
November 13, 2011	21,792	80,000	80,000	0.34
March 9, 2012	58,370	240,000	240,000	0.30
July 6, 2012	68,099	280,000	280,000	0.30
July 31, 2012	64,917	266,919	207,226	0.30
January 3, 2013	77,827	320,000	158,537	0.30
March 28, 2013	10,429	42,880	14,528	0.30
Balance, September 30, 2008	$4,951,556	17,233,799	16,984,291

NEVORO INC. (AN EXPLORATION STAGE COMPANY)
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(EXPRESSED IN US$)

9.	INCOME TAXES

Provision for income taxes

The reconciliation of the income tax provision computed at federal statutory rates of 34% (2007 - 36%) to the reported income tax provision is as follows:

	Nine Months Ended September 30,
	2008	2007
Income tax benefit computed at Canadian statutory rates	$(1,489,800)	$(1,305,765)
Stock-based compensation	205,300	1,044,487
Non-deductible expenses	124,200	-
Change in foreign exchange	30,900	-
Change in expected tax rates and other	181,300	-
Share issue costs	(279,300)	(138,300)
Other	32,400	(26,025)
Change in valuation allowance	557,100	270,000
Future income tax (recovery)	$(637,900)	$(155,603)

Future tax balances

The significant components of the Company’s future income tax assets and liabilities are as follows:

	September 30,	December 31,
	2008	2007
Future tax assets (liabilities)
Non-capital losses	$2,325,900	$352,500
Resource property expenditures	(10,249,300)	(3,241,300)
Share issue costs	381,600	123,700
Other	6,700	42,600
	(7,535,100)	(2,722,500)
Valuation allowance	(1,156,400)	(599,300)
Future income tax (liability)	$(8,691,500)	$(3,321,800)
Future income tax (liability) - Canada	$(236,500)	$-
Future income tax (liability) - United States	(8,455,000)	(3,321,800)
Net future income tax (liability)	$(8,691,500)	$(3,321,800)

The Company has non-capital losses of approximately $6,982,000 which may be utilized to reduce future taxable income in Canada (CDN$5,092,000 in Canada) and the United States, which expire on various dates ending December 31, 2028.

NEVORO INC. (AN EXPLORATION STAGE COMPANY)
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(EXPRESSED IN US$)

10.	RELATED PARTY TRANSACTIONS

(a)
Included in accounts payable and accrued liabilities as at September 30, 2008 is $92,675 (December 31, 2007 - $80,751) owing to certain directors, officers and related persons of the Company. These amounts are due on demand, unsecured, non-interest bearing, with no fixed terms of repayment.

(b)
Included in amounts receivable, prepaids and other as at September 30, 2008 is $8,891 (December 31, 2007 - $NIL) in expense advances for expenses incurred in the normal course of business to certain directors and officers. These amounts are due on demand, unsecured, non-interest bearing, with no fixed terms of repayment.

(c)	During the period ended September 30, 2008, the Company paid or accrued $74,017 (September 30, 2007 - $NIL), in directors’ fees.

(d)	During the period ended September 30, 2008, the Company paid or accrued $64,838 (September 30, 2007 - $34,508) in legal fees to a firm of which an officer of the Company is a partner.

(e)
Included in amounts receivable as at September 30, 2008 is $87,896 (December 31, 2007 - $37,721) due from a corporation which has a director in common with the Company for certain expenditures incurred by the Company on behalf of the corporation. These amounts are due on demand, unsecured, non-interest bearing, with no fixed terms of repayment.

(f)	See Note 8(d).

The above transactions were in the normal course of operations and were measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

(g)	A director of the Company subscribed for 285,000 shares for gross proceeds of $97,486 (CDN$99,750) pursuant to the first tranche of the private placement described in Note 8(b)(i).

The spouse of a director of the Company and two companies controlled by a director of the Company subscribed for 5,830,000 shares for gross proceeds of $1,910,928 (CDN$2,040,500) pursuant to the second tranche of the private placement described in Note 8(b)(ii).

11.	SEGMENTED INFORMATION

The Company has one operating segment, which is the exploration and development of exploration properties. Geographic segmentation of the Company’s assets are as follows: Canada - $12,294,007 (December 31, 2007 - $5,802,544) and US - $44,799,536 (December 31, 2007 - $12,222,109).

The majority of the Company’s operating expenses are incurred in Canada, with a small portion in the United States. All exploration expenditures are incurred in the United States.

NEVORO INC. (AN EXPLORATION STAGE COMPANY)
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(EXPRESSED IN US$)

12.	COMMITMENTS AND CONTINGENCIES

(a)
The Company has leases for office space in: Reno, Nevada; Spokane, Washington; and Toronto, Ontario under three separate lease agreements which expire on February 28, 2009, December 31, 2010, and September 30, 2011 respectively.

Annual lease payments under the agreement are as follows for the years ending:

December 31, 2008	$32,454
December 31, 2009	111,019
December 31, 2010	109,526
December 31, 2011	61,492
$314,491

(b)
The Company is party to management contracts whereby additional payments of up to $854,367 may need to be made upon the occurence of certain events. As the likelihood of these events taking place is not determinable, the contingent payments have not been reflected in these interim consolidated financial statements.

Subsequent to the period end, certain events occured whereby the Company will make payments totalling $150,000 under one of the management contracts mentioned above during the next 12 month period.

NEVORO INC. (AN EXPLORATION STAGE COMPANY)
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(EXPRESSED IN US$)

13.	FINANCIAL INSTRUMENTS

Fair value of financial instruments

Canadian generally accepted accounting principles require that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the balance sheet date, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The carrying amounts of cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their fair values since these instruments have short term maturity dates.

Capital management

The Company considers its capital structure to consists of share capital, stock options and warrants. The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company’s approach to capital management during the nine months ended September 30, 2008. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.

Financial risk factors

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

The Company’s credit risk is primarily attributable to cash equivalents, amounts receivable and other assets. The Company has no significant concentration of credit risk arising from operations. Cash equivalents consist of discount notes, money market funds and guaranteed investment certificates, which have been invested with reputable financial institutions, from which management believes the risk of loss to be remote. Financial instruments included in amounts receivable consist of goods and services tax due from the Federal Government of Canada and receivables from unrelated companies and related parties. Management believes that the credit risk concentration with respect to financial instruments included in amounts receivable is remote.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at September 30, 2008, the Company had a cash and cash equivalents balance of $8,372,894 (December 31, 2007 - $5,688,376) to settle current liabilities of $780,943 (December 31, 2007 -$369,107). All of the Company’s financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

NEVORO INC. (AN EXPLORATION STAGE COMPANY)
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(EXPRESSED IN US$)

13.	FINANCIAL INSTRUMENTS (Continued)

Market risk

(a)	Interest rate risk

The Company has cash balances and no interest-bearing debt. The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions including discount notes and money market funds. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

(b)	Foreign currency risk

The Company’s functional currency is the U.S. dollar and major purchases are transacted in U.S. dollars. The Company funds certain operations, exploration and administrative expenses in the United States on a cash call basis using U.S. dollar currency from its bank accounts held in Canada. Management closely monitors the foreign exchange risk derived from currency conversions but does not hedge its foreign exchange risk. As at September 30, 2008, the Company held cash in Canadian currency of CDN$4,237,991.

(c)	Price risk

The Company is exposed to price risk with respect to commodity prices. The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

Sensitivity analysis

The Company has designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Financial instruments included in amounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

As at September 30, 2008, the carrying and fair value amounts of the Company’s financial instruments are approximately the same.

Price risk is remote since the Company is not a producing entity.

14.	SUBSEQUENT EVENTS

The Company entered into an option agreement (the“Option Agreement”) with Black Panther Mining Corp.
(TSXV:BPC) (“Black Panther”) whereby Black Panther has been granted an option to earn up to a 50% interest in the Golden Loon Nickel, Cobalt, Platinum Group Elements, Gold (“Ni-Co-PGE-Au” project (the “Golden Loon Project”), as discussed in Note 7(h). Black Panther will assist the Company in meeting its obligations pursuant to the option agreement with Tilava to acquire a 100% interest in the project.

According to the Option Agreement, Black Panther can earn a 50% interest in the Golden Loon Project by making cash payments totalling CDN$100,000 on or before September 2, 2009; and by making exploration expenditures totalling CDN$1,000,000 by the second anniversary of the signing of the agreement.